Mail Processing
Section

JUL 22 2011

Washington DC
105

AB 7/27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response 12.00

11022488

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29831

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **06/01/10** (MM/DD/YY) AND ENDING **05/31/11** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BARRINGTON RESEARCH ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 N. Clark Street, Suite 2950
(No. and Street)

Chicago	**Illinois**	**60601**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory D. Paris	**(312) 634-6360**
(Name)	(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)		(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

AP 7/27

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Barrington Research Associates, Inc.

We have audited the accompanying statement of financial condition of Barrington Research Associates, Inc., (the "Company") as of May 31, 2011 and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barrington Research Associates, Inc. as of May 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(d) under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.

Ryan & Juraska

Chicago, Illinois
July 8, 2011

Barrington Research Associates, Inc.

Statement of Financial Condition

May 31, 2011

Assets

Cash	$	509,056
Receivable from clearing broker		438,544
Securities owned, at fair value		835,261
Commissions receivable		60,229
Due from officer and employee		56,707
Tax refund receivable		241,115
Research fees receivable		14,500
Deposits and other		38,487
	$	2,193,899

Liabilities and Shareholder's Equity

Liabilities

Commissions payable	$	64,655
Accounts payable and accrued expenses		193,718
		258,373

Shareholder's Equity

Common stock, $1 par value; 50,000 shares authorized, 1,000 shares issued and outstanding		1,000
Paid in Capital		89,970
Retained earnings		1,844,556
		1,935,526
	$	2,193,899

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Operations

Year Ended May 31, 2011

Revenues		
Commissions	$	2,674,634
Investment banking fees		502,401
Research services		2,307,826
Realized trading gain		10,379
Unrealized gain on appreciation of securities owned		193,703
Consulting		360,000
Interest and dividends		8,604
		6,057,547
Expenses		
Employee compensation and benefits		3,295,981
Commissions		814,525
Professional and regulatory		81,280
Office and communications		189,865
Clearing and execution		315,585
Research and financial advisory fees		213,829
Payroll taxes		225,534
Travel and entertainment		543,584
Occupancy and equipment rental		336,539
Other		235,610
		6,252,332
Net (loss) before income taxes		(194,785)
Income tax benefit		116,055
Net (loss)		(78,730)

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Changes in Shareholder's Equity

Year Ended May 31, 2011

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at June 1, 2010	$ 1,000	$ 89,970	$ 1,923,286	$ 2,014,256
Net (loss)	-	-	(78,730)	(78,730)
Balance at May 31, 2011	$ 1,000	$ 89,970	$ 1,844,556	$ 1,935,526

See accompanying notes.

Barrington Research Associates, Inc.

Statement of Cash Flows

Year Ended May 31, 2011

Cash flows from operating activities		
Net (loss)	$	(78,730)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Receivable from clearing broker		134,445
Securities owned, at fair value		(342,106)
Commissions receivable		128
Due from officer and employee		(56,707)
Tax refund receivable		(241,115)
Research fees receivable		70,567
Deposits and other		11,110
Increase (decrease) in operating liabilities:		
Commissions payable		20,868
Income taxes payable		(48,000)
Accounts payable and accrued expenses		(3,048)
Net cash used in operating activities		(532,588)
Decrease in cash		(532,588)
Cash at beginning of the year		1,041,644
Cash at end of the year	$	509,056

See accompanying notes.

1. Organization and Business

Barrington Research Associates, Inc. (the "Company"), was incorporated in the State of Illinois on June 1, 1983. The Company is registered as a broker-dealer ("BD") in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is engaged in trading securities on recognized United States security exchanges, investment banking, financial advising, and underwriting for private placements of securities, and provides research services.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

Securities transactions and related income and expenses are recorded on a settlement date basis that does not differ materially from the trade date basis. Securities owned are recorded in the statement of financial condition at market value. Generally accepted accounting principles normally require an entity to record security transactions on a trade date basis, however, the majority of brokers and dealers record most securities transactions on the settlement date rather than the trade date. The difference between trade date and settlement date is not material to the Company's financial position at May 31, 2011, nor material to the results of its operations for the year then ended.

Commission revenue and related expenses on equity securities and research revenue are recorded as earned on an accrual basis.

Investment banking fees include underwriting, financial advisory, and designation fees. They are recorded when all services are completed under the terms of the engagements. Associated expenses are deferred in order to match the related revenue or until the related engagement is completed.

Income Taxes

Deferred income taxes are recorded to reflect the future tax consequences of difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") topic 740 during 2009, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

2. Summary of Significant Accounting Policies, Continued

Income Taxes, Continued
The Company continues to evaluate uncertain tax positions, if any, and income tax contingencies under FASB ASC topic 450 Accounting for Contingencies. FASB ASC 450 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management believes the impact of FASB ASC 740 on its financial position and results of operations will have an immaterial effect on its financial statements.

Use of Estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing financial statements are reasonable and prudent. Actual results could differ from these estimates.

3. Fair Value Disclosure

The Company has adopted FASB ASC topic 820, which requires, among other things, enhanced disclosures about investments that are measured and reported at fair value. FASB ASC topic 820 establishes a hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs - quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs - other than quoted prices included with Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs - unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation

At May 31, 2011, the Company had securities owned totaling $835,261, which were Level 1 investments and did not have any level 2 or 3 investments.

4. Receivable from Clearing Broker

The Company utilizes one clearing broker, J.P. Morgan Clearing Corp. At May 31, 2011, the receivable includes $273,184 of cash in investment accounts held at the clearing broker.

5. Employee Benefit Plan

The Company has established a simplified employee pension ("SEP") plan for qualified employees. The Company may elect to contribute to the plan, subject to certain limitations as set forth in the plan agreement, at the discretion of the Board of Directors. No Company contribution or provision for a contribution is included in the financial statements.

6. Related Party Transactions

During the year ended, the Company had income of approximately $360,000 from consulting services rendered to Barrington Asset Management, Inc. ("BAMI"), an affiliate through common ownership. At May 31, 2011, BAMI owed the Company approximately $5,000.

7. Off-Balance Sheet Risk

Risk arises from the potential inability of counterparties or exchanges to perform under the terms of the contracts (credit risk) and from changes in the values of securities, interest rates, currency exchange rates or equity index values (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

8. Concentration of Credit Risk

The Company enters into various transactions with clearing brokers and banks. The risk of default depends on the creditworthiness of the counterparties to these transactions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

At May 31, 2011, a significant credit concentration consisted of approximately 70% of the net equity of the Company with the Company's sole clearing broker, J.P. Morgan Clearing Corp. These amounts are included in receivable from clearing broker, securities owned, and commissions receivable. Management does not consider any credit risk associated with this net receivable to be significant.

8. Concentration of Credit Risk, Continued

At May 31, 2011, a credit concentration consisted of cash deposited in one bank. The balances exceeded federally insured limits by approximately $260,000 which represents approximately 13% of the Company's equity. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on cash.

9. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The leases are subject to escalation clauses based on the operating expenses of the lessors. The Company leases office space under noncancelable leases that expire through February 28, 2014.

The minimum annual rental commitments under a non-cancelable operating lease are approximately as follows as of May 31, 2011:

Year Ending May 31	Amount
2012	$ 190,000
2013	181,000
February 28, 2014	139,000
Total	$ 510,000

The Company had an outstanding irrevocable standby letter of credit for $18,750 at May 31, 2011. Management has determined the letter of credit does not create an additional risk for the Company.

10. Income Taxes

The estimated federal and state income tax benefits are as follows:

Current federal	$ 88,677
Current state	27,378
	$ 116,055

At May 31, 2011, the Company had a net capital loss carryforward available to offset future capital gains of approximately $180,000 which expires in tax years 2013 and 2014. The Company also had an unrealized capital gain for tax purposes of approximately $190,000. Management believes the resulting net deferred tax liability has an immaterial effect on its financial statements.

11. Minimum Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 and ⅔ percent of "aggregate indebtedness", as defined.

At May 31, 2011, the Company had net capital and net capital requirements of $1,473,929 and $100,000, respectively.

12. Contingency

In the normal course of operations, the Company has been named in an amended complaint involving an initial public offering, wherein it was one of several underwriters. The Company and the other underwriters have filed motions to dismiss the amended complaint. The Company has received customary indemnification in connection with the offering. The Company's legal counsel has indicated that it cannot yet express an opinion as to the ultimate outcome of the proceeding. Management believes that any loss that may result from the amended complaint that is not indemnified would not be material to the financial statements; therefore no provision has been made in the financial statements.

13. Subsequent Events

Management has evaluated events and transactions through July 8, 2011, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	BARRINGTON RESEARCH ASSOCIATES, INC.	as of **May 31, 2011**

COMPUTATION OF NET CAPITAL

1.	Total ownership equity (from Statement of Financial Condition - item 1800)			$ 1,935,526	[3480]
2.	Deduct Ownership equity not allowable for net capital				[3490]
3.	Total ownership equity qualified for net capital			$ 1,935,526	[3500]
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				[3520]
	B. Other (deductions) or allowable credits (List)				[3525]
5.	Total capital and allowable subordinated liabilities			$ 1,935,526	[3530]
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (See detail below)	$ 336,308	[3540]		
	1. Additional charges for customers' and non-customers' security accounts.		[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts.		[3560]		
	B. Aged fail-to-deliver		[3570]		
	1. Number of items ______ [3450]				
	C. Aged short security differences-less reserved of ______ [3470]		[3580]		
	number of items ______ [3470]				
	D. Secured demand note deficiency		[3590]		
	E. Commodity futures contracts and spot commodities proprietary capital charges		[3600]		
	F. Other deductions and/or charges		[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(7) and (c)(2)(x)		[3615]		
	H. Total deduction and/or charges.			$ (336,308)	[3620]
7.	Other additions and/or allowable credits (List)				[3630]
8.	Net Capital before haircuts on securities positions			$ 1,599,218	[3640]
9.	Haircuts on securities : (computed, where applicable pursuant to 15c3-1 (f)):				
	A. Contractual securities commitments		[3660]		
	B. Subordinated securities borrowings		[3670]		
	C. Trading and Investment securities				
	1. Bankers' acceptances, certificates of deposit and commercial paper		[3680]		
	2. U.S. and Canadian government obligations		[3690]		
	3. State and municipal government obligations		[3700]		
	4. Corporate obligations		[3710]		
	5. Stocks and warrants		[3720]		
	6. Options		[3730]		
	7. Arbitrage		[3732]		
	8. Other securities	$ 125,289	[3734]		
	D. Undue concentration		[3650]		
	E. Other (Money Market)		[3736]	$ (125,289)	[3710]
10.	Net Capital			$ 1,473,929	[3750]
				OMIT PENNIES	

Non-Allowable Assets (line 6.A):

Due from officer and employee	$	56,707
Deposits and other		38,486
Tax Refund Receivable		241,115
	$	336,308

Note: **There are no material differences between the audited computation of net capital and the Company's unaudited FOCUS report as filed.**

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **BARRINGTON RESEARCH ASSOCIATES, INC.** as of **May 31, 2011**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$	17,225	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)	$	100,000	[3760]
14.	Excess net capital (line 10 less 13)	$	1,373,929	[3770]
15.	Net capital less greater of 10% of line 19 or 120% of line 12	$	1,353,929	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 258,373	[3790]
17.	Add:				
	A. Drafts for immediate credit		[3800]		
	B. Fair value of securities borrowed for which no equivalent value is paid or credited		[3810]		
	C. Other unrecorded amounts (List)		[3820]		[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1 (c) (1) (vii)).				[3838]
19.	Total aggregate indebtedness			$ 258,373	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			17.53%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits		[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		[3880]
24.	Net capital requirement (greater of line 22 or 23)		[3760]
25.	Excess net capital (line 10 less 24)		[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 - by line 17 page 8)		[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880 page 11 ÷ by line 17 page 8)		[3854]
28.	Net capital in excess of: the greater of: A. 5% of combined aggregate debit items or $120,000		[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital		[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternate method is used.

B. Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the fair values of memberships in exchanges contributed for use of Partnership (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets

BARRINGTON RESEARCH ASSOCIATES, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

May 31, 2011

The Company did not handle any customer cash or securities during the year ended May 31, 2011 and does not have any customer accounts.

BARRINGTON RESEARCH ASSOCIATES, INC.

Computation for Determination of PAIB Reserve Requirements Pursuant to Rule 15c3-3

May 31, 2011

The Company did not handle any proprietary accounts of introducing brokers during the year ended May 31, 2011 and does not have any PAIB accounts.

BARRINGTON RESEARCH ASSOCIATES, INC.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

May 31, 2011

The Company did not handle any customer cash or securities during the year ended May 31, 2011 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors and Shareholder of
Barrington Research Associates, Inc.

In planning and performing our audit of the financial statements of Barrington Research Associates, Inc. (the "Company") as of and for the year ended May 31, 2011, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons

(2) Recordation of differences required by Rule 17a-13

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the proceeding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

R&J

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at May 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
July 8, 2011

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors and Shareholder of
Barrington Research Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures listed below with respect to the accompanying Schedule of Assessment and Payments for the Assessment Reconciliation ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended May 31, 2011, which were agreed to by Barrington Research Associates, Inc. (the "Company") and the Securities and Exchange Commission, SIPC, and the Financial Industry Regulatory Authority solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended May 31, 2011 with the amounts reported in Form SIPC-7 for the year ended May 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and work papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

July 19, 2011

BARRINGTON RESEARCH ASSOCIATES, INC.

Schedule of Assessment and Payments
Form SIPC 7
Year ended May 31, 2011

		Amount	Payment Date
SIPC 7 annual general assessment	$	12,943	
Total annual assessment		12,943	
SIPC 6 payment		6,735	01/07/2011
SIPC 7 payment		6,208	07/19/2011
Total payments		12,943	
Overpayment (Amount due)	$	-	

BARRINGTON RESEARCH ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

May 31, 2011

R&J

RYAN & JURASKA

CERTIFIED PUBLIC ACCOUNTANTS

BARRINGTON RESEARCH ASSOCIATES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

May 31, 2011

OATH OR AFFIRMATION

I, **Gregory D. Paris**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Barrington Research Associates, Inc.**, as of **May 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]

Signature

EXECUTIVE VICE PRESIDENT

Title

Subscribed and sworn to before me this

20th day of July, 2011

OFFICIAL SEAL
CRAIG E CHRISTENSEN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/21/12

[signature]

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Shareholder's Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements for Brokers and DealersUnder Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audit and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

**** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**